UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 3, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                   Form 40-F  o

This Form 6-K consists of the presentation materials related to the First Quarter 2016 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS's clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt that will be eligible for total loss-absorbing capacity (TLAC) requirements, or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures, and the effect this would have on UBS's business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve a limited reduction of capital or gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (x) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xi) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvi) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA of its broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xvii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS's ability to maintain its stated capital return objective; and (xviii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to first quarter 2016 report and its Annual Report on Form 20-F for the year ended 31 December 2015. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

UBS

1

1Q16 results

Resilient adjusted PBT CHF 1.4 billion in challenging market conditions

Group

Net profit attributable to UBS Group AG shareholders CHF 707 million, diluted EPS CHF 0.18

Reported profit before tax (PBT) CHF 978 million, adjusted PBT CHF 1,366 million

Adjusted return on tangible equity 8.5%

Basel III fully applied CET1 capital ratio 14.0% and Swiss SRB fully applied leverage ratio 5.4%

Business divisions[1]

Wealth Management: PBT CHF 636 million; NNM CHF 15.5 billion
- Resilient performance; strong net inflows with continued focus on quality

Wealth Management Americas: PBT USD 245 million; NNM USD 13.6 billion
- Strong net inflows, record net interest income and maintained industry-leading FA productivity

Personal & Corporate Banking: PBT CHF 422 million
- Higher PBT and highest net new business volume growth rate for personal banking business since 1Q12

Asset Management: PBT CHF 110 million; NNM outflows excluding money market CHF 5.9 billion
- Lower performance fees reflecting market conditions

Investment Bank: PBT CHF 370 million
- Disciplined resource management and returns comfortably above cost of equity

Corporate Center: Pre-tax loss of CHF 417 million
- Continued reduction in Non-core and Legacy Portfolio LRD

UBS

1 Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

2

UBS Group AG results (consolidated)

CHF million, except where indicated	1Q15	2Q15	3Q15	4Q15	**1Q16**
Total operating income	8,841	7,818	7,170	6,775	6,833
Total operating expenses	6,134	6,059	6,382	6,541	5,855
Profit before tax as reported	**2,708**	**1,759**	**788**	**234**	**978**
of which: net restructuring charges	(305)	(191)	(298)	(441)	(265)
of which: net FX translation gains/(losses)[1]			(27)	115	(123)
of which: own credit on financial liabilities designated at fair value[2]	226	259	32	35	
of which: net losses related to the buyback of debt				(257)	
of which: gains on sales of real estate	378				
of which: gains/(losses) on sale of subsidiaries and businesses	141	67		28	
of which: gain related to our investment in the SIX Group			81		
of which: gain related to a change to retiree benefit plans in the US			21		
of which: impairment of an intangible asset		(11)			
Adjusted profit before tax	**2,268**	**1,635**	**979**	**754**	**1,366**
of which: provisions for litigation, regulatory and similar matters	(58)	(71)	(592)	(365)	(39)
Tax (expense)/benefit	(670)	(443)	1,295	715	(270)
Net profit attributable to non-controlling interests	61	106	14	1	0
Net profit attributable to UBS Group AG shareholders	**1,977**	**1,209**	**2,068**	**949**	**707**
Diluted EPS (CHF)	0.53	0.32	0.54	0.25	0.18
Return on tangible equity, adjusted (%)	14.4	9.6	19.5	11.4	8.5
Total book value per share (CHF)	14.33	13.71	14.41	14.75	14.74
Tangible book value per share (CHF)	12.59	12.04	12.69	13.00	13.04

UBS

Refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Related to the disposal or partial disposal of foreign subsidiaries and branches; 2 Refer to the "Recent developments" section of the first quarter 2016 report for more information on own credit

3

Wealth Management

Resilient performance despite lowest first quarter transactional revenues on record

Operating income

CHF million

	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
Total	1,943	1,921	2,031	2,004	2,106	2,024	1,943	1,897	1,885
Transaction-based	542	472	479	436	589	459	366	364	402
Net interest	496	518	569	583	560	568	600	598	579
Recurring net fee	897	922	978	986	949	976	960	935	901
Recurring income	72%	75%	76%	78%	72%	76%	80%	81%	79%

Transaction-based; Net interest; Recurring net fee; Other; Credit loss (expense)/recovery

Operating income CHF 1,885 million

- **Transaction-based income** increased primarily in Asia Pacific but remained well below seasonal trends; 4Q15 included a CHF 45 million fee received from Personal & Corporate Banking for the shift of certain clients
- **Net interest income** declined mainly on lower allocations from Group ALM
- **Recurring net fee income** declined and primarily reflected decreases in invested assets

Operating expenses

CHF million

	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
Total	1,285	1,528	1,264	1,311	1,250	1,255	1,245	1,393	1,248
Services from other business divisions and Corporate Center	480	517	507	557	482	492	513	536	521
G&A[1] and other[2]	185	412	133	149	109	126	121	251	115
Personnel	620	600	624	605	658	638	612	606	613

Operating expenses CHF 1,248 million

- **G&A expenses** decreased, mainly as net expenses for provisions for litigation, regulatory and similar matters decreased by CHF 79 million to zero

Profit before tax

CHF million

	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
Profit before tax	659	393[3]	767	694	856	769	698	505[3]	636
C/I ratio	66%	80%	62%	65%	59%	62%	64%	73%	66%

PBT CHF 636 million, 66% cost/income ratio

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 General and administrative; 2 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets;
3 Including net expenses for provisions for litigation, regulatory and similar matters of CHF 291 million in 2Q14 and CHF 79 million in 4Q15

4

Wealth Management

NNM CHF 15.5 billion, highest since 2007 with continued focus on high-quality inflows

Net new money[1]
Annualized growth rate
4.9% 4.8% 4.2% 1.2% 5.8% 3.5% 1.5% (1.5%) 6.5%
CHF billion
10.9 10.7 9.8 3.0 14.4 8.4 3.5 (3.4) 15.5
Invested assets
CHF billion
899 928 966 987 970 945 919 947 925
Loans
CHF billion
102.2 105.3 111.7 112.7 110.8 110.9 109.0 105.2 102.4
Margins
bps
87 84 86 82 86 85 83 81 81
30 17 32 28 35 32 30 22 27
Gross margin
Net margin
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16

- **NNM CHF 15.5 billion**, despite moderate deleveraging, with net inflows from all regions, particularly in Asia Pacific
- **Invested assets CHF 925 billion** declined mainly due to CHF 18 billion currency translation effects and CHF 17 billion negative market performance, partly offset by NNM inflows
- **Discretionary and advisory mandate penetration 27.0%** up from 26.4%, with CHF 6.9 billion net new mandates
- **Gross loans CHF 102.4 billion,** mainly reflecting foreign currency translation effects and deleveraging
- **Net margin 27 bps**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the WM balance sheet and capital optimization program

5

Wealth Management

Positive net new money in all regions, particularly strong UHNW

Europe
Asia Pacific
Switzerland
Emerging markets
of which: UHNW
Net new money¹
Annualized growth rate
3.3% 2.1% 0.8% (2.4%) 6.3%
12.2% 6.5% 1.8% 2.8% 12.9%
3.6% 5.4% 3.0% 0.5% 2.1%
3.6% 0.2% 1.3% (9.0%) 1.8%
8.1% 5.6% 3.2% 1.8% 10.5%
CHF billion
3.0 1.8 0.7 (2.0) 5.4
8.2 4.5 1.2 1.8 8.8
1.6 2.4 1.3 0.2 0.9
1.5 0.1 0.5 (3.5) 0.7
10.1 7.1 4.0 2.2 13.3
Gross margin
bps
80 80 78 74 72
83 82 77 70 78
96 90 91 92 88
96 94 99 96 97
56 55 57 53 56
1Q15 2Q15 3Q15 4Q15 1Q16

31.3.16

	Europe	Asia Pacific	Switzerland	Emerging markets	of which: UHNW
Invested assets CHF billion	337	266	171	150	499
Client advisors FTE	1,348	1,125	773	696	741

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Based on the WM business area structure, refer to page 23 of the first quarter 2016 report for more information; 1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the WM balance sheet and capital optimization program

6

Wealth Management Americas

Solid performance with record net interest income

Operating income
USD million
1,865 1,898 1,919 1,924 1,901 1,947 1,931 1,874 1,899
472 464 441 448 432 425 381 376 361
250 261 276 280 277 301 311 326 351
1,119 1,163 1,197 1,187 1,186 1,217 1,231 1,160 1,182
Recurring income
74% 75% 77% 76% 77% 78% 80% 79% 81%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
USD million
1,582 1,652 1,651 1,691 1,608 1,717 1,644 1,810 1,655
283 300 288 306 284 291 275 263 287
153 166 165 167 140 227 172 362 158
1,146 1,186 1,198 1,218 1,185 1,199 1,198 1,185 1,209
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
USD million
284 246 267 233 293 231 287 63[1] 245
C/I ratio
86% 87% 86% 88% 85% 88% 85% 97% 87%
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16

Operating income USD 1,899 million

- **Transaction-based income** declined due to lower client activity
- **Net interest income** increased mainly due to higher interest rates
- **Recurring net fee income** increased mainly due to higher managed account fees, which were calculated on increased invested asset levels at the end of the prior quarter

Operating expenses USD 1,655 million

- **Charges for services** increased as the previous quarter included a Corporate Center – Services cost agreement credit of USD 36 million
- **G&A expenses** declined mainly due to USD 215 million lower net expenses for provisions for litigation, regulatory and similar matters
- **Personnel expenses** increased mainly due to a new healthcare benefit plan and higher expenses for variable compensation

PBT USD 245 million, 87% cost/income ratio

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Including USD 233 million net expenses for provisions for litigation, regulatory and similar matters

7

Wealth Management Americas

Strong net new money and record managed account assets

Net new money
Annualized growth rate
USD billion

Invested assets
USD billion

Loans
USD billion

Margins
bps

0.9%
(1.0%)
1.9%
2.2%
1.9%
(0.3%)
0.2%
6.8%
5.3%
2.1
(2.5)
4.9
5.5
4.8
(0.7)
0.5
16.8
13.6
987
1,017
1,016
1,032
1,050
1,045
992
1,033
1,050
39.6
41.7
43.3
44.6
45.5
47.3
47.5
48.7
48.7
76
76
76
75
73
74
76
74
73
12
10
11
9
11
9
11
2
9
Gross margin
Net margin
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16

- **NNM USD 13.6 billion** predominantly from newly recruited advisors, as well as from advisors who have been with UBS for more than one year
- **Invested assets USD 1,050 billion** increase reflecting net new money and positive market performance
- Managed accounts penetration 34%
- **Gross loans USD 48.7 billion**
- **Net margin 9 bps**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Wealth Management Americas

Industry leading productivity per advisor for revenue and invested assets

Invested assets and FA productivity

Annualized revenue per FA (USD thousand)
Invested assets per FA (USD million)
Financial advisors (FTEs)
1,037
1,068
1,079
1,091
1,088
1,118
1,111
1,061
1,064
139
143
143
147
150
150
142
145
147
7,113
7,119
7,114
6,997
6,982
6,948
6,989
7,140
7,145
987
1,017
1,016
1,032
1,050
1,045
992
1,033
1,050
USD billion
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
Invested assets

Net interest income and lending

Net interest income (USD million)
Credit loss (expense)/recovery (USD million)
250
261
276
280
277
301
311
326
351
19
(2)
(1)
0
0
0
(3)
0
(1)
39.6
41.7
43.3
44.6
45.5
47.3
47.5
48.7
48.7
USD billion
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
Loans, gross

UBS
Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
9

Personal & Corporate Banking

Higher PBT and highest net new business volume growth for personal banking since 1Q12

Operating income

Operating expenses

Profit before tax

C/I ratio

932 938 958 913 979 952 964 915 963
234 247 267 273 284 241 238 196 244
523 541 563 557 568 560 566 576 560
144 138 140 133 134 135 136 139 139
CHF million
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
532 571 512 557 536 538 536 519 541
244 256 238 277 252 249 243 234 264
64 101 55 91 57 68 81 75 65
224 214 219 190 225 221 213 211 213
CHF million
Services from other business divisions and Corporate Center
G&A and other
Personnel
401 367 446 356 443 414 428 396 422
CHF million
58% 60% 52% 57% 54% 56% 56% 56% 56%
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16

Operating income CHF 963 million

- **Transaction-based income** increased mainly as the previous quarter included a CHF 45 million fee paid to Wealth Management for the shift of certain clients
- **Net interest income** decreased, reflecting lower allocated income from Group ALM, partly offset by higher income from loans and deposits
- **Net credit loss expenses** were negligible

Operating expenses CHF 541 million

- **Charges for services** increased as the previous quarter included a cost agreement credit from Corporate Center – Services of CHF 49 million
- **G&A expenses** declined, primarily reflecting lower professional fees and decreased expenses for outsourcing of information technology and other services

PBT CHF 422 million

- 56% cost/income ratio
- Net interest margin 166 bps vs. 170 bps in 4Q15
- Annualized net new business volume growth for personal banking business 4.9% vs. 0.6% in 4Q15; highest first quarter net new domestic clients on record

UBS Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

10

Asset Management

Lower performance fees reflecting market conditions

Operating income

Operating expenses

Profit before tax

C/I ratio

Net new money ex. MM

451 465 489 497 511 476 502 512 468
47 38 27 34 68 20 23 44 23
404 427 462 463 443 456 479 468 446
Performance fees
Net management fees
325 357 338 373 325 342 365 359 358
108 110 111 123 102 110 119 104 120
69 94 61 89 57 57 58 59 56
148 153 166 160 167 175 188 196 182
Services from other business divisions and Corporate Center
G&A and other
Personnel
126 107 151 124 186 134 137 153 110
72% 77% 69% 75% 64% 72% 73% 70% 76%
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16
13.0 11.6 3.8 (5.8) 7.5 8.3 (7.6) (8.9) (5.9)

Operating income CHF 468 million

- **Performance fees** decreased mainly in Equities, Multi-Asset & O'Connor
- **Net management fees** decreased reflecting the reduced revenues from Fund Services following the sale of AFS

Operating expenses CHF 358 million

- **Charges for services** increased primarily as the previous quarter included a cost agreement credit from Corporate Center – Services of CHF 13 million
- **Personnel expenses** decreased primarily due to lower expenses for variable compensation

PBT CHF 110 million

- 76% cost/income ratio
- Invested assets CHF 628 billion
- Net margin 7 bps vs. 10 bps in 4Q15
- Gross margin 29 bps vs. 32 bps in 4Q15

- NNM outflows excluding money market CHF 5.9 billion, including a CHF 7.2 billion pricing-related outflow from one client and CHF 3.8 billion of outflows driven by client liquidity needs, both from lower-margin passive products

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

11

Investment Bank

Disciplined resource management and returns comfortably above cost of equity

Operating income
2,200 2,225 1,969 1,919 2,657 2,344 2,088 1,721 1,879
768 981 736 704 779 822 710 650 474
412 385 325 298 721 402 446 388 483
1,020 865 909 908 1,156 1,128 944 733 920
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Operating expenses
1,641 1,677 3,190 1,643 1,821 1,727 1,474 1,498 1,508
633 615 631 679 615 620 595 611 621
160 186 1,866 469 201 167 181 326 178
848 876 693 495 1,006 940 699 562 711
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
559 548 466¹ 276 836 617 614 223 370
(1,221)
C/I ratio
75% 75% 162% 86% 69% 73% 70% 85% 80%
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16

Operating income CHF 1,879 million

- **CCS revenues** down 39% YoY mainly reflecting a global decline in the market fee pool
- **ICS – FRC revenues** down 33% YoY against a very strong 1Q15 which benefited from higher client activity levels following the SNB decision to remove its euro currency floor
- **ICS – Equities revenues** down 20% YoY mainly driven by derivatives, partly offset by strong performance in Americas across all products

Operating expenses CHF 1,508 million

- Operating expenses excluding Corporate Center charges for services down 26% YoY
- Personnel expenses down 29% YoY in-line with revenues

PBT CHF 370 million

- 80% cost/income ratio
- Annualized return on attributed equity 19%
- RWA stable at CHF 63 billion
- LRD down CHF 6 billion to CHF 262 billion

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding CHF 1,687 million net expenses for litigation, regulatory and similar matters

12

Corporate Center

Continued reduction in Non-core and Legacy Portfolio LRD

Profit before tax

1Q15
2Q15
3Q15
4Q15
1Q16
(332)
(514)
(1,174)
(586)
(417)

Corporate Center total (CHF million)

Corporate Center results by unit (CHF million)

Services

	1Q15	2Q15	3Q15	4Q15	1Q16
Operating income	(4)	(41)	(38)	(54)	(55)
Operating expenses	218	212	217	272	156
o/w before allocations	*2,009*	*2,040*	*2,017*	*2,085*	*2,022*
o/w net allocations	*(1,791)*	*(1,827)*	*(1,800)*	*(1,814)*	*(1,866)*
Profit before tax	**(222)**	**(253)**	**(255)**	**(326)**	**(211)**

- **Operating expenses before allocations** decreased on lower personnel expenses (mainly lower variable expenses) and lower G&A expenses (primarily reflecting lower professional fees)

Group Asset and Liability Management

	1Q15	2Q15	3Q15	4Q15	1Q16
Operating income	87	(121)	(121)	48	(27)
Operating expenses	(4)	7	(5)	(3)	(2)
Profit before tax	**91**	**(127)**	**(116)**	**51**	**(25)**

- **Operating income** declined, primarily due to accounting asymmetries related to economic hedges, largely offset by hedge accounting ineffectiveness gains and improved risk management net income

Non-core and Legacy Portfolio

	1Q15	2Q15	3Q15	4Q15	1Q16
Operating income	(41)	35	(126)	(71)	(47)
Operating expenses	160	167	677	241	133
Profit before tax	**(201)**	**(132)**	**(803)**	**(312)**	**(181)**
LRD (CHF billion)[1]	84	70	59	46	41

- **Operating expenses** decreased, predominantly due to CHF 28 million lower net expenses for provisions for litigation, regulatory and similar matters and as the prior quarter included the annual UK bank levy of CHF 50 million

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Calculated in accordance with Swiss SRB rules, from 31.12.15 onward, these are fully aligned with BIS Basel III rules and are therefore not fully comparable

13

Cost reduction

Corporate Center operating expenses

Corporate Center – Services adjusted operating expenses before allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio, CHF billion

March 2016:
Achieved CHF 1.2 billion net cost reduction vs. FY13
9.7
9.3
8.6
8.4
7.8
7.4
FY11
FY12
FY13
FY14
FY15
March 2016 exit rate

~CHF 2.4 billion FY12-15 Corporate Center cumulative regulatory ongoing and program expenses

Adjusted operating expenses excl. litigation expenses[1], regulatory ongoing and program expenses

Ongoing regulatory expenses

Restructuring costs

Regulatory program expenses

Litigation expenses[1]

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

14

Cost reduction

On track to deliver CHF 1.4 billion by 2Q16 and steady progress thereafter to end 2017

Cumulative annualized net cost reduction[1]
CHF billion

Achieved CHF 1.2 billion as of March 2016
0.8
0.9
1.1
1.2
1.4
2.1
March 2015
FY15[2]
December 2015
March 2016
Expected June 2016
Target 2017

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Monthly annualized exit rate vs. FY13; 2 FY15 vs. FY13

15

Cost reduction

Structural initiatives to achieve our CHF 2.1 billion net cost reduction target and mitigate the impact of regulatory demand ...

Cost reduction initiatives 2Q16 to end-2017	
	Corporate Center • On-going structural cost reduction program to be completed by end-2017 • Actions across workforce & footprint, organization, processes and technology • Additional cross-functional efficiency measures
	Corporate Center and business divisions front-to-back, e.g.: • Alignment of Wealth Management and Wealth Management Americas platforms • Simplification of processes • Third-party expense management (supply and demand)

... as well as tactical actions to address cyclical headwinds

UBS

16

Capital and leverage ratios

Strong capital position with 14.0% Basel III CET1 ratio and 5.4% Swiss SRB leverage ratio

Basel III CET1 capital ratio[1]

Fully applied, CHF billion

13.7%
14.4%
14.3%
14.5%
14.0%
10.0%
2019 requirement
1Q15
2Q15
3Q15
4Q15
1Q16

	1Q15	2Q15	3Q15	4Q15	1Q16
CET1 capital	29.6	30.3	30.9	30.0	29.9
RWA	216	210	216	208	214

Swiss SRB leverage ratio

Fully applied, CHF billion

4.6%
4.7%
5.0%
5.3%
5.4%
4.2%
2019 requirement
3.0%
3.2%
3.3%
3.3%
3.3%
AT1 + T2
CET1
1Q15
2Q15
3Q15
4Q15
1Q16

	1Q15	2Q15	3Q15	4Q15	1Q16
Total capital	44.5	44.6	47.6	47.4	48.6
LRD[2]	977	944	946	898	906

Current Swiss SRB regulation[3]

UBS

Refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 As of 31.3.16, our post-stress fully applied Basel III CET1 capital ratio exceeded 10%; 2 Calculated in accordance with Swiss SRB rules, from 31.12.15 onward, these are fully aligned with BIS Basel III rules and are therefore not fully comparable; 3 Numbers presented on this slide do not reflect the new capital requirements for Swiss systemically relevant banks as proposed by the Swiss Federal Council in October 2015

17

Group and business division targets and expectations

Ranges for sustainable performance over the cycle

Wealth Management	Net new money growth rate	3-5%	10-15% annual adjusted pre-tax profit growth for combined businesses through the cycle
	Adjusted cost/income ratio	55-65%	
Wealth Management Americas	Net new money growth rate	2-4%	
	Adjusted cost/income ratio	75-85%	
Personal & Corporate Banking	Net new business volume growth rate	1-4% (personal banking)	
	Net interest margin	140-180 bps	
	Adjusted cost/income ratio	50-60%	
Asset Management	Net new money growth rate	3-5% excluding money market flows	
	Adjusted cost/income ratio	60-70%	
	Adjusted annual pre-tax profit	CHF 1 billion in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE	>15%	
	Adjusted cost/income ratio	70-80%	
	RWA (fully applied)	Expectation: around CHF 85 billion short/medium term	
	BIS Basel III LRD (fully applied)	Expectation: around CHF 325 billion short/medium term	
Group	Net cost reduction	CHF 2.1 billion by end 2017	
	Adjusted cost/income ratio	60-70%, expectation: 65-75% short/medium term	
	Adjusted return on tangible equity	>15%, expectation: approximately at 2015 level in 2016, approximately 15% in 2017 and >15% in 2018	
	Basel III CET1 ratio (fully applied)	at least 13%	
	RWA (fully applied)	Expectation: around CHF 250 billion short/medium term	
	LRD (fully applied)	Expectation: around CHF 950 billion short/medium term	

UBS

Refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 36-37 of the Annual Report 2015 report for detail

19

Group ALM operating income

Business division-aligned risk management includes managing the interest rate risk in the banking book on behalf of Wealth Management and Personal & Corporate Banking and high-quality liquid asset (HQLA) portfolios on behalf of specific business divisions

Capital investment and issuance includes managing the Group's equity and capital instruments, including instruments that will contribute to our total loss-absorbing capacity (TLAC)

Group structural risk management includes activities performed to meet overall Group-wide risk management objectives such as managing the Group's HQLA and long-term debt portfolios

	As of or for the quarter ended		
CHF million, except where indicated	31.3.16	31.12.15	31.3.15
1 Business division-aligned risk management net income	218	249	241
2 Capital investment and issuance net income	33	39	109
3 Group structural risk management net income	(101)	(174)	(110)
Total risk management net income before allocations	151	114	239
Allocations to business divisions and other CC units	(168)	(189)	(289)
of which: Wealth Management	*(106)*	*(118)*	*(131)*
of which: Wealth Management Americas	*(21)*	*(27)*	*(23)*
of which: Personal & Corporate Banking	*(94)*	*(111)*	*(122)*
of which: Asset Management	*(3)*	*(3)*	*(5)*
of which: Investment Bank	*59*	*69*	*34*
of which: CC – Services	*(21)*	*(22)*	*(54)*
of which: CC – Non-core and Legacy Portfolio	*18*	*23*	*12*
Total risk management net income after allocations	(17)	(75)	(50)
Accounting asymmetries related to economic hedges	(89)	102	(44)
Hedge accounting ineffectiveness	39	(21)	166
Other	40	44	14
Total operating income (adjusted)	(27)	48	87
Net foreign currency translation gains / (losses)	(123)	115	
Net gains / (losses) related to the buyback of debt		(257)	
Own credit		35	226
Total operating income as reported	(150)	(59)	313

UBS
Refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to the "Corporate Center – Group Asset and Liability Management" section of the first quarter 2016 report for details
20

Capital requirements under draft proposal for revised Swiss SRB

UBS leverage capital ratio balances vs. revised Swiss SRB

UBS position as of 31.3.16[1]

Phase-in leverage ratio requirements[2]

Gone concern capital requirement is subject to a potential reduction of up to 2.0%

Gone concern
Going concern
Pro-forma: Public debt[4] issued out of UBS AG
Bail-in bonds[3]
High-trigger AT1[5,6]
incl. grandfathered low-trigger AT1 and low- and high-trigger T2
CET1
Fully applied
3.5%
1.3%
2.1%
3.3%
5.0%
3.5%
2.0%
3.0%
1.5%
3.5%
31.3.16
1.7.16
31.12.16
31.12.17
31.12.18
31.12.19

Meeting 2019 requirements

Gone concern

- 1.3% (CHF 11.6 billion) existing UBS Group AG TLAC bonds, including USD 5.0 billion priced 29.3.16[3,9]
- 3.5% (CHF 32.1 billion) UBS AG public debt[4] which we expect to replace upon maturity with UBS Group AG issuance of TLAC-eligible bonds by 31.12.19
- Requirement is subject to potential reduction of up to 2% based on improved resilience and resolvability

High-trigger AT1 capital[6]

- 2.1% (CHF 18.7 billion) comprising CHF 5.2 billion existing high-trigger AT1 capital and CHF 13.5 billion grandfathered instruments (low-trigger AT1 and low- and high-trigger T2 instruments)[5,7]
- We expect to build an additional ~CHF 1.5 billion in employee high-trigger AT1 DCCP capital by 31.12.19
- We expect to replace maturing grandfathered T2 with UBS Group AG issuance of high-trigger AT1

CET1 capital

- 3.3% (CHF 29.9 billion) CET1
- Incremental ~20 bps of CET1 leverage ratio via earnings accretion (~CHF 3 billion assuming CHF 950 billion LRD[8])

Refer to slide 27 for details about Basel III numbers and FX rates in this presentation

1 Based on 31.3.16 fully applied Swiss SRB LRD of CHF 906 billion and fully applied CET1 and AT1 capital including instruments subject to grandfathering rules;
2 Phase-in requirements in the chart are illustrative; 3 UBS Group AG senior unsecured debt expected to be TLAC-eligible; 4 Excluding structured notes; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date and T2 instruments can be counted towards going concern capital up to the earliest of the first call date or 31.12.19 (and after 31.12.19 towards gone concern capital up to the first call date); 6 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement; 7 Including CHF 6.5 billion low-trigger T2 with first call and maturity date after 31.12.19, which will qualify as gone concern capital after 31.12.19; 8 Per our short/medium term expectation; 9 Including USD 5.0 billion senior unsecured UBS Group AG priced 29.3.16 and settled 5.4.16

UBS

21

Corporate Center – Non-core and Legacy Portfolio

RWA
CHF billion

Operational risk
Credit and market risk
103
14
88
36
20
16
32
20
12
32
20
12
31
21
10
32
22
11
4Q12
1Q15
2Q15
3Q15
4Q15
1Q16

LRD[1] and RWA by category
CHF billion, 31.3.16

Rates
Credit
Securitizations
APS/ARS
Muni swaps and options
Other
Operational risk
17.2
6.7
1.6
2.6
2.4
10.6
4.3
0.5
1.3
0.8
0.5
2.6
21.5
LRD CHF 41 billion
RWA CHF 32 billion

LRD[1]
CHF billion

~293[2]
84
70
59
46
41
4Q12
1Q15
2Q15
3Q15
4Q15
1Q16

LRD: natural decay[1,3]
CHF billion

~38
~32
~26
~24
4Q16
4Q17
4Q18
4Q19

UBS

Refer to slide 27 for details about Basel III numbers and FX rates in this presentation
1 Calculated in accordance with Swiss SRB rules, from 31.12.15 onward, these are fully aligned with BIS Basel III rules and are therefore not fully comparable; 2 Pro-forma estimate based on period-end balance; 3 Pro-forma estimate excluding any further unwind activity based on 31.3.16 data, assuming positions are held to maturity. LRD balances can vary materially due to market movements, changes in regulation, changes in margin requirements and other factors

22

Oil and gas exposures

Oil and gas net banking products exposure[1] CHF billion

CHF 5.5 billion
Other regions
11%
North America
89%
By geography
CHF 5.5 billion
Other rating grades
46%
Investment grade
54%
By rating
CHF 5.5 billion
Services and supply 0.3
6%
Integrated 0.4
8%
Refining 0.8
14%
Exploration and production 1.6
30%
Mid-stream 2.3
42%
By segment

- As of 31.3.16, our total funded and unfunded net banking products exposure to the oil and gas sector was CHF 5.5 billion, CHF 0.6 billion lower than on 31.12.15, with CHF 0.4 billion of the reduction in the exploration and production and the services and supply sub-sectors
- About half of the CHF 5.5 billion exposure was related to the integrated and mid-stream segments, which are generally expected to be less affected by low oil and gas prices
- Additional specific and collective allowances of CHF 17 million were recognized against these oil and gas exposures in 1Q16 in the Investment Bank, bringing the total allowances against these exposures to CHF 56 million
- Using an assumed average oil price of USD 25 per barrel through the end of 2017, we estimate that we could incur an additional credit loss expense of approximately CHF 100 million, exclusive of any gains from our risk management activities[2]

UBS

1 As of 31.3.16, total funded and unfunded net banking products exposure to the oil and gas sector, recorded within the Investment Bank
2 Refer to page 55 of the first quarter 2016 report for more information

23

Cost reduction

Corporate Center operating expenses before allocations[1]
CHF billion

Litigation expenses[2]
Regulatory programs costs
Residual operating expenses[1,3]
10.3
1.5
0.2
8.6
of which: 0.2 ongoing regulatory costs[4]
1
(0.9)
9.1
0.6
0.7
7.8
of which: 0.5 ongoing regulatory costs[4]
(0.1)
2
(0.3)
7.4
FY13
Net cost reductions
FY15
FX
Net cost reductions
March 2016 annualized exit rate

- CHF 1.2 billion net cost reductions based on March 2016 annualized exit rate (1) + (2)

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Sum of Corporate Center – Services operating expenses before allocations to business divisions, Corporate Center – Non-core and Legacy Portfolio operating expenses and Corporate Center – Group ALM operating expenses; 2 Net expenses for provisions for litigation, regulatory and similar matters; 3 Excluding net expenses for provisions for litigation, regulatory and similar matters and regulatory programs costs; 4 Additional ~CHF 0.1 billion ongoing regulatory costs recorded in business division operating expenses

24

Regional performance – 1Q16

CHF billion		Americas		Asia Pacific		EMEA		Switzerland		Global[1]		Total	
		4Q15	1Q16	4Q15	1Q16	4Q15	1Q16	4Q15	1Q16	4Q15	1Q16	4Q15	1Q16
Operating income	WM	0.1	0.1	0.5	0.5	0.9	0.9	0.4	0.4	0.0	0.0	1.9	1.9
	WMA	1.9	1.9	-	-	-	-	-	-	-	-	1.9	1.9
	P&C	-	-	-	-	-	-	0.9	1.0	-	-	0.9	1.0
	AM	0.2	0.1	0.1	0.1	0.1	0.1	0.2	0.1	-	-	0.5	0.5
	IB	0.6	0.7	0.4	0.5	0.5	0.5	0.2	0.2	(0.0)	(0.0)	1.7	1.9
	CC	-	-	-	-	-	-	-	-	(0.1)	(0.1)	(0.1)	(0.1)
	Group	**2.8**	**2.8**	**1.0**	**1.1**	**1.5**	**1.5**	**1.6**	**1.7**	**(0.0)**	**(0.1)**	**6.9**	**7.0**
Operating expenses	WM	0.1	0.1	0.4	0.3	0.8	0.6	0.2	0.2	0.0	0.0	1.4	1.2
	WMA	1.8	1.6	-	-	-	-	-	-	-	-	1.8	1.6
	P&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	(0.0)	0.0	0.4	0.4
	IB	0.4	0.5	0.4	0.4	0.6	0.5	0.1	0.1	(0.0)	(0.0)	1.5	1.5
	CC	-	-	-	-	-	-	-	-	0.5	0.3	0.5	0.3
	Group	**2.5**	**2.3**	**0.8**	**0.8**	**1.4**	**1.2**	**0.9**	**1.0**	**0.5**	**0.3**	**6.1**	**5.6**
Profit before tax	WM	0.0	0.0	0.1	0.2	0.1	0.3	0.2	0.2	0.0	(0.0)	0.5	0.6
	WMA	0.1	0.2	-	-	-	-	-	-	-	-	0.1	0.2
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	(0.0)	0.2	0.1
	IB	0.1	0.2	0.0	0.1	(0.0)	0.1	0.1	0.1	0.0	(0.0)	0.2	0.4
	CC	-	-	-	-	-	-	-	-	(0.6)	(0.4)	(0.6)	(0.4)
	Group	**0.3**	**0.5**	**0.2**	**0.3**	**0.1**	**0.3**	**0.7**	**0.7**	**(0.5)**	**(0.4)**	**0.8**	**1.4**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refers to items managed globally

25

Adjusted results

Adjusting items		FY14	FY15	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
CHF million												
Operating income as reported (Group)		**28,027**	**30,605**	**7,258**	**7,147**	**6,876**	**6,746**	**8,841**	**7,818**	**7,170**	**6,775**	**6,833**
of which:												
Gains/(losses) on sale of subsidiaries and businesses	WM		169					141	56		(28)	
	AM		56								56	
Gain related to our investment in the SIX Group	WM		15							15		
	P&C		66							66		
Gain from the partial sales of our investment in Markit	IB	43	11		43				11			
Impairment of a financial asset available for sale	IB	(48)				(48)						
Own credit on financial liabilities designated at FV	CC - Group ALM	292	553	88	72	61	70	226	259	32	35	
Net FX translation gains/(losses) from the disposal of subsidiaries	CC - Group ALM		88							(27)	115	(123)
Gains on sales of real estate	CC - Services	44	378	23	1		20	378				
Net losses related to the buyback of debt	CC - Group ALM		(257)								(257)	
Operating income adjusted (Group)		**27,696**	**29,526**	**7,147**	**7,031**	**6,863**	**6,656**	**8,096**	**7,492**	**7,084**	**6,854**	**6,956**
Operating expenses as reported (Group)		**25,567**	**25,116**	**5,865**	**5,929**	**7,430**	**6,342**	**6,134**	**6,059**	**6,382**	**6,541**	**5,855**
of which:												
Net restructuring charges	WM	185	323	40	38	60	48	46	69	74	133	79
	WMA	55	137	10	7	15	23	24	24	39	50	33
	P&C	64	101	15	13	20	16	16	17	28	41	23
	AM	50	82	4	2	5	39	18	4	23	38	20
	IB	261	396	124	27	50	60	70	66	118	143	117
	CC - Services	30	140	2	4	16	8	119	0	2	19	(8)
	CC - NCL[1]	31	56	9	(2)	10	14	11	13	15	17	2
Credit related to changes to retiree benefit plans in the US	WMA	(9)	(21)			(3)	(7)			(21)		
	AM	(8)				(8)						
	IB	(20)				(19)	(1)					
	CC - NCL[1]	(3)				(3)						
Impairment of an intangible asset	IB		11						11			
Operating expenses adjusted (Group)		**24,931**	**23,891**	**5,661**	**5,840**	**7,287**	**6,142**	**5,829**	**5,857**	**6,105**	**6,100**	**5,590**
Operating profit/(loss) before tax as reported		**2,461**	**5,489**	**1,393**	**1,218**	**(554)**	**404**	**2,708**	**1,759**	**788**	**234**	**978**
Operating profit/(loss) before tax adjusted		**2,766**	**5,635**	**1,486**	**1,191**	**(424)**	**514**	**2,268**	**1,635**	**979**	**754**	**1,366**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 27 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 9 of the first quarter 2016 report for an overview of adjusted numbers; 1 Non-core and Legacy Portfolio

26

Important information related to this presentation

Use of adjusted numbers
Unless otherwise indicated, "adjusted" figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 9 of the first quarter 2016 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 15 of the first quarter 2016 report for more information.

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are Swiss SRB Basel III numbers unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. From 31.12.15 onward, these are fully aligned with BIS Basel III rules. Prior period figures are calculated in accordance with former Swiss SRB rules and are therefore not comparable.

Refer to the "Capital Management" section in the first quarter 2016 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

27

UBS First Quarter 2016 Earnings Call Remarks

May 3, 2016

Sergio P. Ermotti (Group CEO): Opening remarks

SLIDE 2 – 1Q16 results

Thank you, Caroline. Good morning everyone.

A lot has been written and said about the challenges faced by the industry in the first quarter.  Many of the risks that we have been pointing out for the past few quarters materialized in the first three months of the year, leading to even more pronounced client risk aversion and abnormally low transaction volumes.

For UBS, this was true particularly when compared to the exceptional Q1 we had last year, following a high level of transactional activity triggered by the removal of the euro currency floor by the SNB, as well as our strong performance in APAC.

Nevertheless, our discipline and focus allowed us to deliver a resilient adjusted profit before tax of 1.4 billion francs, with positive contributions from all business divisions and regions. Net profit attributable to shareholders was 707 million francs and our adjusted return on tangible equity was 8.5%.

The bank maintained its strong capital position, with a fully applied Basel III CET1 capital ratio of 14% and a Swiss SRB leverage ratio of 5.4%.

Turning to the business divisions, despite the lowest levels of transaction volumes recorded for a first quarter, Wealth Management's pre-tax profit was resilient and the business continued to make good progress on its strategic initiatives.  Even with moderate client deleveraging, Wealth Management attracted very strong net new money, without compromising quality or sustainable profit growth. Net inflows were particularly strong from clients in Asia Pacific and the ultra-high net worth segment.

Wealth Management Americas delivered a solid pre-tax profit, significantly higher than the prior quarter, as expenses for litigation declined and an increase net interest and recurring fee income more than offset a decline in transaction revenues, which was the lowest for a first quarter since 2009.  Net new money was strong, and reflected net inflows predominantly from newly recruited advisors, as well as from advisors employed with UBS for more than one year. Our financial advisors continue to be the most productive among peers, with an average of 147 million dollars of invested assets per advisor.

We delivered net new money from our combined wealth management businesses of 29.1 billion, the best since the first quarter of 2008. While there is volatility in net new money from quarter-to-quarter, the one constant is our focus on quality rather than quantity. As we look to the full year, we continue to expect net new money growth to be within our target ranges.

Personal and Corporate Banking deserves applause for posting excellent pre-tax profits, especially given continued challenges from negative interest rates.  Net new business volume growth from retail clients was 4.9%, and while the first quarter is typically the strongest for new business, this is the highest growth rate we have seen since the first quarter of 2012.  Furthermore, we continue to manage credit risk prudently, with minimal credit losses this quarter.

Results in Asset Management declined and were affected by the very challenging conditions for active managers in the quarter, which particularly impacted performance fees.  Net new money outflows, excluding money markets, were 5.9 billion including 7.2 billion of pricing-related outflows from one client, and 3.8 billion of outflows driven by client liquidity needs, both from lower-margin passive products.

As I said a few weeks ago, in the environment observed during the quarter, we would consider our Investment Bank's performance to be satisfactory if it covered its cost of equity, which it comfortably did with a 19% adjusted return on attributed equity.  The first quarter of last year included a very strong performance, reflecting very high client activity levels that particularly favored our business footprint. In Q1, the Investment Bank continued to demonstrate prudent risk and resource control, in-line with very low levels of client activity.

On costs, we made further progress in the quarter, with an additional 100 million in reductions.  As we have progressed on detailing our cost reduction plans, we have defined specific front-to-back initiatives that we will now implement to achieve our net 2.1 billion savings target, despite increased on-going regulatory costs.

There is no magic bullet that can fully offset material revenue headwinds without compromising sustainable profitability, or in fact, the future of our franchise. Therefore, we will continue to carefully balance our investments in structural growth with tactical adjustments to our cost base to mitigate the cyclical headwinds we are facing.

We and the industry continue to face challenges, and while UBS is in a position of strength, we will not be complacent.  We continue to execute on our strategy with discipline and transition to the new regulatory capital requirements at an optimal pace.

Most importantly, staying close to our clients and delivering on our commitments to shareholders remains paramount, particularly with respect to our capital returns policy. We remain committed to our policy of returning at least 50% of net profits to shareholders. Although it's early in the year, our aim is to continue to grow our ordinary dividend, while building the capital needed to address regulatory requirements and to support our growth.

Thank you. Kirt will now take you through the details of the quarter.

Kirt Gardner (Group CFO): Walk-through of the quarter

Slide 3 - UBS Group AG results (consolidated)

My commentary will reference adjusted results unless otherwise stated.

This quarter, our results have been adjusted for restructuring charges of 265 million francs and net foreign currency translation losses of 123 million.

As previously noted, we have adopted the own credit presentation requirements of IFRS 9, with own credit recognized in OCI and no longer affecting our income statement.

Slide 4 - Wealth Management

Wealth Management delivered a resilient performance, with profit before tax up 26% to 636 million.

Transaction revenues were the lowest they've been in any first quarter on record. However, revenues increased as activity picked up from the extremely low levels in the prior quarter, which also included the 45 million client shift fee paid from P&C to WM.

Recurring net fee income decreased as the benefits of pricing measures and higher mandate penetration were more than offset by lower invested assets and cross-border outflows.

Net interest income declined as higher deposit revenues were more than offset by lower allocations from Group ALM, and lower lending revenues as loan balances decreased on currency effects and client deleveraging.

The cost income ratio was 66%. Operating expenses decreased 10% to 1.2 billion, largely due to lower net expenses for litigation, regulatory and similar matters.

Slide 5 - Wealth Management

Net new money was 15.5 billion, the highest since 2007, with an annualized growth rate of 6.5%.  Strong net new money in the quarter was delivered despite client deleveraging, which continued, but slowed from the levels we saw in the second half of 2015.

Invested assets decreased to 925 billion, as currency effects and market declines more than offset strong net new money.

Mandate penetration increased by 60 basis points to 27%, with 6.9 billion of net new mandates.

Slide 6 - Wealth Management

Net new money was positive in all regions, and was particularly strong in APAC at 8.8 billion, the second highest since 2007.

Net new money was also strong in the ultra high net worth segment at 13.3 billion, an annualized growth rate of 10.5%, the highest since the first quarter of 2013.

Slide 7 - Wealth Management Americas

Wealth Management Americas delivered another solid quarter, with profit before tax of 245 million dollars.

Operating income rose 1% to 1.9 billion, on record net interest income which benefited from higher interest rates. Recurring net fee income also increased, while transaction-based revenues decreased on lower client activity.

Operating expenses decreased to 1.7 billion, mainly due to 215 million lower net expenses for litigation, regulatory and similar matters. Excluding these costs, expenses increased mainly due to higher allocated costs from Corporate Center, as the prior quarter included a cost agreement credit of 36 million. Personnel expenses also increased, partly due to higher initial costs related to our new healthcare plan.

Slide 8 - Wealth Management Americas

Net new money was 13.6 billion dollars, predominantly from newly recruited advisors, and also with solid net new money from advisors who have been with the firm for more than one year. For the second quarter, we expect to see the typical trend of increased client withdrawals associated with seasonal income tax payments. In the previous three years, second quarter outflows from tax payments have been in the range of 2 to 4 billion.

Invested assets increased by 2% to 1.1 trillion dollars. Managed account assets were up 3% to a record 361 billion, or 34% of invested assets.

Slide 9 - Wealth Management Americas

FA productivity remained industry-leading, as both revenue and invested assets per FA increased.

Lending balances were flat as growth in mortgage balances was offset by lower securities backed lending.

Slide 10 – Personal & Corporate Banking

Personal and Corporate Banking delivered another solid performance despite persistent negative interest rates and the challenges facing the Swiss economy, with profit before tax increasing 7% to 422 million francs.

Operating income increased 5%, mostly on higher transaction-based income, as the prior quarter included the 45 million client shift fee paid to Wealth Management. Net interest income decreased as higher loan and deposit revenues were more than offset by lower allocations from Group ALM. Despite this, net interest margins remained healthy at 166 basis points.

Net credit loss expenses were negligible, as costs for newly impaired positions were offset by recoveries. As mentioned in previous quarters, given the reliance of the Swiss economy on exports, the continuing strength of the Franc may impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

Operating expenses increased by 4% on higher allocated costs from Corporate Center – Services, as the prior quarter included a cost agreement credit of 49 million to P&C.

The cost/income ratio was stable at 56% for the fourth consecutive quarter.

Annualized net new business volume growth for our personal banking business was seasonally higher at 4.9%. We continued to attract new clients, with the highest first quarter net new domestic clients on record, mainly driven by younger clients, a testament to our strong e- and mobile banking offering.

Slide 11 - Asset Management

Asset Management delivered a profit before tax of 110 million in a challenging environment for active management, which impacted performance fees, particularly in Equities, Multi Asset & O'Connor.

Net management fees decreased, primarily reflecting the sale of Alternative Fund Services in the prior quarter.

Net new money excluding money markets was negative 5.9 billion, and included a 7.2 billion pricing-related outflow from one client and 3.8 billion of outflows driven by client liquidity needs, both from lower-margin passive products.

Slide 12 - Investment Bank

Against the backdrop of very challenging market conditions and muted client activity, most pronounced in Europe and APAC, the Investment Bank generated 370 million of profit before tax.  Together with continued low consumption of financial resources, this resulted in a return on attributed equity above our target of greater than 15%.

Corporate Client Solutions revenues were 474 million, down 39% year-over-year as the global fee pool declined substantially, with the largest decrease in ECM, and also in Advisory, while DCM were broadly unchanged. Financing Solutions decreased on subdued client activity and margin compression.  Risk management revenues decreased due to higher hedging costs, and as the prior year included a gain on a portfolio macro hedge.

In Investor Client Services, Equities revenues were 20% lower against a strong 1Q15, as weak client activity and challenging trading conditions impacted revenues, particularly in Derivatives. The Americas Equities business had a very strong quarter, with positive trends in all products.

Looking at FX, Rates and Credit, we are pleased with the progress we are making, particularly given market conditions. Apart from 1Q 2015, where we saw exceptional activity and revenues related to the SNB floor removal, 1Q 2016 is our best FRC quarter in the last 12, as our client centric, low inventory model worked well in volatile markets.

We recorded a net credit loss recovery of 2 million, as recoveries more than offset expenses for new provisions.

In respect to our Oil & Gas exposure, at the end of March, our total funded and unfunded net banking products exposure decreased by 600 million, to 5.5 billion. This was driven by reductions in the exploration and production as well as the services and supply sub-sectors. We recognized a credit loss expense of 17 million against these exposures, including the effect of establishing a collective provision, taking total provisions to 56 million.

The IB exhibited strong expense and resource discipline. Operating expenses excluding services to/from were down 26% year-over-year, and personnel expenses were down 29%, mainly reflecting lower expenses for variable compensation.

LRD was 32 billion lower year-over-year and down 6 billion from low year-end 2015 levels. VaR was at its lowest level since 2013, and RWA was stable.

Slide 13 - Corporate Center

Corporate Center Services recorded a loss before tax of 211 million, compared with a loss of 326 million in the prior quarter, largely as the prior quarter included retained costs, reflecting differences between actual annual costs incurred and allocations to the businesses.

We have refined our Group Asset & Liability Management disclosure, in order to provide greater transparency. Income from Group ALM's activities is disclosed for the three main risk management areas: business division-aligned risk management, capital investment and issuance and Group structural risk management. A description of these activities is provided on page 46 of our quarterly report.

Total risk management net income after allocations retained within Group ALM can vary significantly quarter to quarter. This volatility is driven by factors such as movements in basis spreads and interest rates, the general market environment which impacts the consumption of liquidity and funding by business divisions, and the volume of buffers that we are required to hold, combined with the returns we earn by managing these low yielding assets. While the retained balance for the first quarter was negative 17 million, in current market conditions we expect it to average around negative 50 million per quarter in the short term, although there will be swings around this figure.

We have organized a call for analysts and investors, with Claude Moser, the head of Group Asset & Liability Management, where he will discuss Group ALM's activities and objectives, and also answer questions on our new disclosures. We will provide details shortly.

Group ALM operating income decreased to negative 27 million, with a profit before tax of negative 25 million, as improved risk management net income after allocations was offset by the effects of accounting asymmetries related to economic hedges as well as hedge accounting ineffectiveness.

Profit before tax in Non-core and Legacy Portfolio was negative 181 million up from negative 312 million in the prior quarter, as expenses decreased largely due to lower net expenses for provisions for litigation, regulatory and similar matters, and as the prior quarter included a charge of 50 million for the annual UK bank levy. There were also lower losses from novation and unwind activity as we take a more passive approach to reducing the remaining exposures.

Non-core and Legacy LRD decreased by 11% to 41 billion, mainly due to lower net OTC derivative exposures. As previously highlighted, we expect a slower pace of reduction in LRD relative to prior experience, with a transition from active management to natural asset decay. Of course we will actively reduce exposures when doing so is accretive to shareholders.

Slide 14 - Cost reduction

If we look back, we have delivered over 2 billion of net Corporate Center cost savings since 2011. This includes saves to offset the more than half a billion of incremental annual on-going regulatory costs.

Slide 15 - Cost reduction

For the quarter, we achieved an additional annualized net cost reduction of more than 100 million in the Corporate Center, bringing the total savings to 1.2 billion compared with 2013, and we are on track to deliver 1.4 billion by the second quarter.

Savings were largely driven by lower personnel expenses across Corporate Center Services and Non-core and Legacy Portfolio. Occupancy costs decreased, largely as a result of our ongoing efforts to improve real estate efficiency.

Slide 16 – Cost reduction

We are fully committed to delivering our 2.1 billion net cost reduction target by the end of 2017.

As we've continued to make progress in our cost efforts, we've identified other opportunities to generate savings of a front-to-back nature. This has given us increased confidence in our ability to deliver the full 2.1 billion, despite increased ongoing regulatory costs.

For example, as a part of our Investment Bank's simplification program, reducing the number of booking models in our swap business, and reducing our legal entities will enable streamlining in the finance, operations and risk functions that support them.

We are also continuing to evolve Wealth Management towards a more globally integrated model. This includes simplifying and streamlining middle office support functions, and creating a global distribution and advisory approach, which will increase our agility and ability to serve our clients.

We will continue to focus on capturing synergies across Wealth Management and Wealth Management Americas, specifically improving collaboration around our platforms. This will not only create savings as we capture additional benefits from scale, but also improve our client offering, as we ensure that the best products and services available from across the globe are accessible to clients.

Another opportunity is the review of our risk management and compliance activities and processes where we identified opportunities to eliminate overlaps, streamline controls, centralize support activities and enhance accountability. This will both improve our control environment and deliver efficiencies, and it will also help improve client facing staff productivity.

Apart from our structured cost initiatives, we will continue to look for more tactical actions to mitigate cyclical headwinds.

Slide 17 – Capital and leverage ratios

Our capital position remained strong, with a fully applied Basel III CET1 capital ratio of 14% and a fully applied Swiss SRB leverage of 5.4%.

CET1 capital decreased as profits were more than offset by negative currency translation effects and dividend accruals. Details on CET1 movements can be found on page 83 in our quarterly report.

RWA increased by 6 billion, driven by regulatory add-ons, book size, the net effects of a revised operational risk model, partly offset by currency effects.

LRD increased by 8 billion, due to higher on-balance sheet exposures in Group ALM, related to our HQLA portfolio, as well as an increase in securities financing transaction exposures. These were partly offset by currency effects.

We continued to build our capital position to address the revised Swiss too big to fail ordinance. In March, we issued 1.4 billion francs of high-trigger AT1 capital, the first such transaction in 2016, attracting very strong demand.

We also issued 1.3 billion of TLAC during the quarter, and issued 5 billion dollars in early April, which will contribute to our total loss-absorbing capacity under the new proposed capital requirements.

Thank you, and with that, Sergio and I will now open it up for questions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  May 3, 2016